UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 1)

Environmental Service Professionals, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

294077 10 2
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 294077 10 2

(1) Names of Reporting Persons.

Alpha Credit Resources LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 15,750,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 15,750,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

15,750,000 Shares of Common Stock.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐.

(11) Percent of Class Represented by Amount in Row 9.

5.7%

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 294077 10 2

(1) Names of Reporting Persons.

Platinum Credit Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 15,750,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 15,750,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

15,750,000 Shares of Common Stock.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐.

(11) Percent of Class Represented by Amount in Row 9.

5.7%

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 294077 10 2

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 15,750,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 15,750,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

15,750,000 Shares of Common Stock.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐.

(11) Percent of Class Represented by Amount in Row 9.

5.7%

(12) Type of Reporting Person (See Instructions).

IN

Item 1.

(a) Name of Issuer.

Environmental Service Professionals, Inc.

(b) Address of Issuer's Principal Executive Offices.

810 N. Farrell Drive
Palm Springs, California 92262

Item 2.

(a) Name of Person Filing.

Alpha Credit Resources LLC
Platinum Credit Management LP
Mark Nordlicht

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 4th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Alpha Credit Resources LLC - Delaware
Platinum Credit Management LP - Delaware
Mark Nordlicht - United States

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

294077 10 2

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned: 15,750,000 Shares of Common Stock

(b)	Percent of class: 5.7%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 0
(ii)   Shared power to vote or to direct the vote: 15,750,000
(iii)  Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 15,750,000

The shares of Common Stock (the “Shares”) reported in this Schedule 13G are held directly by Alpha Credit Resources LLC.  Platinum Credit Management LP is the investment manager of Alpha Credit Resources LLC.  Mr. Nordlicht is the Chief Investment Officer of Platinum Credit Management LP and has voting and investment control of the Shares held by Alpha Credit Resources LLC.  Each of Platinum Credit Management LP and Mr. Nordlicht expressly disclaims beneficial ownership of the Shares held by Alpha Credit Resources LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February14, 2013

Alpha Credit Resources LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Credit Management LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Environmental Service Professionals, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 14, 2013

Alpha Credit Resources LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Credit Management LP

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht